SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Leonard M. Tannenbaum

555 Washington Avenue, Suite 240

Miami Beach, FL 33139

(203) 930-2139

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 8 Pages

1	Name of Reporting Persons Leonard M. Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 22,767,175
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,767,175

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,767,175
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.15%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 108	13D	Page 3 of 8 Pages

1	Name of Reporting Persons Fifth Street Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,594,049
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,594,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,594,049
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.97%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 67401P 108	13D	Page 4 of 8 Pages

1	Name of Reporting Persons Fifth Street Holdings L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,594,049
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,594,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,594,049
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.97%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 67401P 108	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D/A constitutes Amendment No. 11 to the Schedule 13D by Fifth Street Holdings L.P. on February 24, 2016, as amended on March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017 and April 12, 2019. This Schedule 13D/A also constitutes Amendment No. 13 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017 and April 12, 2019. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 2.	Identity and Background

The second sentence of the second paragraph of Item 2 is amended and restated as follows:

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A,  which replaces the corresponding schedule attached to that certain amendment to this Schedule 13D filed on April 12, 2019.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b)  The information set forth in rows 7 through 13 of the cover page to this Schedule 13D and Schedule A hereto is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 outstanding shares of the Issuer’s common stock (“Shares”) as of May 6, 2019, as reported in the Issuer’s Form 10-Q as filed on May 8, 2019. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 14,306,545 Shares held by Mr. Tannenbaum directly; (ii) 1,251,952 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; (iii) 958,779 Shares held by 777 West Putnam Avenue LLC, for which Mr. Tannenbaum holds a majority of the equity interest of the sole member, (iv) 655,850 Shares held directly by the Leonard M. Tannenbaum 2012 Trust (the “Trust”) for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee and (v) 5,594,049 Shares directly held by FSH.

(c)	Schedule B sets forth all transactions with respect to Shares effected during the past 60 days.

CUSIP No. 67401P 108	13D	Page 6 of 8 Pages

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares(1)
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	555 Washington Avenue, Suite 240 Miami Beach, FL 33139	N/A	N/A	See Item 5
Bernard D. Berman	Director; President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	35,968 Shares (<0.1%)
Jodi H. Bond	Director	1001 G Street NW, Suite 400 Washington, DC 20001	Executive Vice President, Global Government and Industry Affairs	Chubb Limited, a property and casualty insurance company	None
Alexander C. Frank	Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	140 Shares (<0.1%)
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

CUSIP No. 67401P 108	13D	Page 7 of 8 Pages

Schedule B

All transactions were sales of Shares effected in the open market, and the price per share excludes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Fifth Street Holdings L.P.	May 8, 2019	270,500	$5.4553
Fifth Street Holdings L.P.	May 9, 2019	94,400	$5.4527
Fifth Street Holdings L.P.	May 10, 2019	97,200	$5.4866
Fifth Street Holdings L.P.	May 13, 2019	52,500	$5.4815
Fifth Street Holdings L.P.	May 14, 2019	65,300	$5.4943
Fifth Street Holdings L.P.	May 15, 2019	61,436	$5.5244
Fifth Street Holdings L.P.	May 16, 2019	101,000	$5.6766
Fifth Street Holdings L.P.	May 17, 2019	77,945	$5.5694
Fifth Street Holdings L.P.	May 20, 2019	28,900	$5.6438
Fifth Street Holdings L.P.	May 21, 2019	19,800	$5.6438
Fifth Street Holdings L.P.	May 22, 2019	12,608	$5.6305
Fifth Street Holdings L.P.	May 23, 2019	52,464	$5.5347
Fifth Street Holdings L.P.	May 24, 2019	19,420	$5.5443
Fifth Street Holdings L.P.	June 13, 2019	70,700	$5.4114
Fifth Street Holdings L.P.	June 14, 2019	27,332	$5.4640
Fifth Street Holdings L.P.	June 17, 2019	34,917	$5.4431
Fifth Street Holdings L.P.	June 18, 2019	22,917	$5.4491
Fifth Street Holdings L.P.	June 19, 2019	42,491	$5.4038
Fifth Street Holdings L.P.	June 20, 2019	16,866	$5.4017
Fifth Street Holdings L.P.	June 21, 2019	55,900	$5.4212
Fifth Street Holdings L.P.	June 24, 2019	14,353	$5.4157
Fifth Street Holdings L.P.	June 26, 2019	48,400	$5.4020
Fifth Street Holdings L.P.	June 27, 2019	3,705	$5.4058
Fifth Street Holdings L.P.	June 28, 2019	23,200	$5.4122
Fifth Street Holdings L.P.	July 1, 2019	32,230	$5.4161
Fifth Street Holdings L.P.	July 2, 2019	19,964	$5.4300
Fifth Street Holdings L.P.	July 3, 2019	19,000	$5.4722
Fifth Street Holdings L.P.	July 5, 2019	51,000	$5.4317

CUSIP No. 67401P 108	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2019

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer